Ex

Law Office of BRIAN P. SIMON

Attorneys at Law

SEC
Mail Processing
Section

MAY 29 2012

Washington DC
405

May 25, 2012

Mr. David Lisk
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 1 to ABCO Energy, Inc. Offering Statement on Form 1-A ("Reg A Amendment") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Reg A Amendment, including all exhibits, one (1) copy of which is manually signed;

2. One (1) copy of the Reg A Amendment, which has been sequentially numbered as required under Rule 403(d) under the Act.

3. Four (4) copies of the Reg A Amendment which we marked to show all changes made to the Reg A filed with the Commission on April 30, 2012.

Our responses to your Comment Letter dated April 27, 2012, appear directly below each of the comments. If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state "Done " and indicating the page number(s) in the Reg A Amendment where the change(s) may be found. If not, we will make the appropriate comments.

<u>Offering Statement on Form 1-A</u>

1. lease revise the offering statement to provide the information required by Part I of Form 1-A, including negative responses to the items therein to the extent applicable. "We may have further comments" on your offering statement after reviewing the added disclosure.

<u>Response to 1:</u> Done. See Pages 2-3.

2. Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer throughout your offering statement to registration, public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate. In this regard, we note the first two full risk factors on page 16, your disclosure on page 21, the last paragraph of page 29, the last two paragraphs on page 31, the third paragraph on page 36, the heading on page 37 that reads "Description of Securities To Be Registered," the last paragraph on page 39, and elsewhere as applicable.

Response to No. 2:   Done where applicable.   We intend to file either a Form S-1 Registration Statement or a Form 8-A shortly after the offering pursuant to the Reg A Amendment   is completed in order to become subject to the reporting requirements.   See Pages 20, 21 and 26.

3. Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments thereto.   Also include the total number of pages contained in a numbered original on the first page of the offering statement.   See Rule 252(b) of Regulation A.

Response to No. 3:   Done.

Part II—Offering Circular
Cover Page, page 2

4. Please revise your first paragraph to indicate the price to the public of the shares being offered.

Response to No. 4:   Done.   See Pages 4.

5. It is unclear why you refer to the "resale" of shares in the first paragraph of the cover page when you appear to be conducting a direct offering.   Please revise to clarify.

Response to No. 5:   Done.   See Page 4.

6. Please provide the mailing address of your principal executive offices including the zip code and telephone number, the name(s) of the underwriter(s), the approximate commencement date of the proposed sale to the public and the termination date of the offering on the cover page of the offering circular.

Response to No. 6:   Done.   See Page 4.

7.   Please revise your disclosure to clarify the meaning of "the Power Purchase Agreement" noted in the second bullet point on pages two and five.

Response to No. 7:   Done.   See Page 7.

8.   Revise to include a footnote to the table indicating the amount of expenses of the offering that are to be paid by the company including underwriting expenses.

Response to No. 8:   Done.   See Page 4.

Offering Circular Summary, page 5
Business Overview, page 5

9.   Please revise your disclosure to clarify the reference to "Technologies, Inc." in the first paragraph of this section.

Response to No. 9:   Done.   See Page 7.

10.   We note your statement that "ABCO Energy, Inc. is … doing business as 'ABCO Solar'…." We also note that "ABCO Energy, our holding company holds 100% of the outstanding common shares of ABCO Solar, Inc. and AEFC."   Please revise to clarify if ABCO Energy is doing business as ABCO Solar and/or if ABCO Energy has a subsidiary ABCO Solar, Inc. If the company has a subsidiary ABCO Solar, Inc., please revise to indicate the business conducted by the subsidiary.

Response to No. 10:   Done.   See   Page 7.

11.   We note that you are operating in Tucson, Arizona, Phoenix, Arizona, Williams, Arizona and Newark, New Jersey. Please clarify which locations the company owns and which locations are joint ventures.

Response to No. 11:   Done. See Page 7.

General Introduction, page 6

12.   We note your statement in the first paragraph of this section that you have statewide approval as a registered solar products installer.   Please revise here to clarify if you are referring to Arizona and to clarify your status in New Jersey. In this regard, we note your reference to operations in Newark, New Jersey in the last paragraph of page five and elsewhere.

Response to No. 12:   Done.   See Page 8.

13.   Please also revise the first paragraph to provide the basis for your statement that

other states in which you open operations "will" grant you reciprocity. We note a similar statement under Description of Products on page 32.

Response to No. 13:   Done. See Pages 8 and 27.

14.   Please revise to clarify your disclosure regarding the "similar goals" Texas has with respect to alternative energy as referenced in the fourth paragraph of this section.

Response to No. 14:   Done. See Pages 27 and 28.

Risk Factors, page 8
Compliance With Environmental Regulations Can Be Expensive . . . , page 12

15.   We note your reference in this risk factor to discharging toxic, volatile and hazardous chemicals in future research, development and manufacturing activities. You do not appear to discuss plans for these activities elsewhere in the offering circular. Please revise where appropriate to clarify the extent to which you intend to engage in such activities or consider revising this risk factor accordingly.

Response to No. 15:   Done. We have no plans to engage in such activities.

Since The Solar Products We Plan To Purchase Cannot Be Tested . . . , page 13

16.   We note your statement in the last sentence of this risk factor that you plan to expand into the new home market. You do not appear to discuss these plans elsewhere in the offering circular. Please revise where appropriate to disclose material information regarding your plans to enter into the new home market.

Response to No. 16:   Done. We have no plans to engage in such activities. This Risk Factor as well as several others relating to our industry have been deleted as not applicable to the Company.

Use of Proceeds, page 18

17.   We note your statement that the table presents the use of proceeds if the offering is successful in full completion. Please revise to include a statement as to the use of proceeds if the offering is not completely successful and present the order in priority in which the use of proceeds will be applied.

Response to No.17:   A new column has been added to reflect that the offering is   50% successful. The order presented is the order of priority as set forth in new footnote 7.

18.   We note your cover page indicates underwriting discount and commissions of

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

$937,502. Your Use of Proceeds table indicates Brokerage commissions and expenses of $1,300,000. Please revise as appropriate or advise us of the differences and include a footnote on your cover page addressing any form of non-cash compensation paid.

Response to No. 18:   The differences represent the expenses set forth in footnote 4.

19. Please revise footnote two on page 19 to clarify the term "Leased systems."

Response to No. 19:   Done.   See Page 18.

20.   Please revise footnote four on page 19 to clarify whether the expenditure for advertising and promotional activities will be to promote your services to potential customers or to promote the offering.   To the extent these items cover both types of promotional activities, please separately quantify your anticipated expenditures for each.

Response to No. 20:   Note 4 has been revised accordingly.   See Page 18.

21.   We note your disclosure in footnote five on page 19 that you currently have certain financial audits underway. Please advise us of which financial periods are currently being audited. Please note that to the extent you have audited financials for the periods required to be disclosed in the offering statement, you must provide them pursuant to Part F/S of Form 1-A and file a consent from your auditor as an exhibit to the offering statement.

Response to No. 21:   The audits will cover fiscal years ended December 31, 2010 and 2011, respectively.   Such audits are not expected to be completed before the effective date of the offering.

22.   We note your statement in footnote 5 that most of this expense has been incurred and will be recovered through the proceeds of the offering.
Revise   footnote 5 to indicate the amount of legal expenses and the amount of accounting expenses already incurred by the company.

Response to No. 22:   Done.   See Page 18.

23.   We note you indicate in footnote 6 that other miscellaneous costs are included in the $100,000 figure. Please indicate the amount of miscellaneous costs in that figure.

Response to No. 23:   Done.   All are so budgeted for unforeseen expenses which always seem to occur.   See Page 18.

Dilution, page 19

24.   We are unable to locate the section entitled "Certain Transactions" that you
         refer to in the first sentence of page 20. Please revise or advise us of its
         location. In this regard, we note that it does not appear to be listed in the table
of contents.

Response to No. 24:   Done.   See Page 19.

Dilution, page 19

25.   Please revise your first paragraph to disclose the definition of what "net
tangible book value" represents. We note your reference to "net book value".

Response to No. 25:   Done.   See P age 19.

26.   Please revise to compare the effective cash cost to officers, directors,
directors,   promoters and affiliated persons for shares acquired during the past three
years, or which they have a right to acquire to the investors contribution under   the proposed
offering and their effective cash contribution.   Also compare the percentage ownership of
the company of the officers, directors, promoters and affiliated persons to the ownership of
the investors in this offering.

Response to No. 26.   Done.   Please see revisions on page 19 in the paragraph
following the dilution table.

27.   We note on page 20 that you computed dilution based on the gross offering
         proceeds. We also note the brokerage commission of $ 1.3 million disclosed in
your Use of Proceeds section. Advise us why you believe that dilution should   be
based upon the gross offering proceeds instead of disclosing dilution based   on the net
offering proceeds.   "We may have further comment."

Response to No.   27:   Done.   We have revised the computed dilution for the equity
increases.   The number of shares does not change.   Please see page 19 for revisions and
additional information in the table._

Plan of Distribution, page 20

28.   It appears you are relying on Rule 415(a)(1)(ix) of Regulation C to conduct a
continuous offering. Under that rule, the offering must commence promptly
after qualification.   Please disclose the jurisdictions in which the offering will
commence promptly after qualification.   Please disclose whether the offering will be
registered in those jurisdictions or conducted under an exemption.   If   an exemption will be
relied upon, please disclose the nature of the exemption.

<u>Response to No. 28:</u>   Done.   See Page 20.

   29.   We note your statement that "we are paying the expenses of the offering because we seek to: (1) become a fully reporting company with the Commission under the Securities Exchange Act of 1934 (the '1934 Act'); and   (ii) enable our common stock to be traded on the OTC Bulletin Board.   We believe that the registration of the shares on behalf of the Company may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board." We are unclear as   to why you make your statements regarding becoming a reporting company and enabling your stock to trade on the OTC Bulletin Board.   Please   note that the Form 1-A offering upon qualification does not necessarily create a 1934 Exchange Act reporting obligation.   Additionally, please revise your disclosure under the section "There Is No Current Market For Our Shares" on page 22 and the section "Reports to Security Holders" on page 39 as appropriate.

<u>Response to No. 29:</u>   Done.   See Pages 20 and 21.

We have modified the noted sections to reflect the fact that we may seek to become a reporting company by filing an S-1 Registration Statement or a Form 8-A.

<u>There Is No Current Market For Our Shares, page 22</u>

   30.   It appears that certain warnings have been placed on your stock in connection   with its quotation on the OTC Pink market.   Please revise your disclosure on the top of page 22 to disclose the "Stop" warning shown at http://www.otcmarkets.com/stock/enyc/quote. Please also revise to disclose the OTC Markets tier on which your securities are quoted.

<u>Response to No. 30:</u>   Done.   See Page 21.

<u>Management's Discussion and Analysis, page 23</u>

   31.   Please revise the first paragraph of this section to clarify that the only statements which are "not historical facts" are the forward-looking statements contained in your discussion.

<u>Response to No. 31:</u>   Done.   See Page 22.   In addition, we have deleted the section entitled "Critical Accounting Estimates" because it appears in the financial statements included in this Amendment No. 1.

   32.   Please revise to clarify the last sentence of the first paragraph of this section. In this regard, it appears to suggest that all of your financial information is report in accordance with GAAP, but also should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

<u>Response to No. 32:</u>   Done.   See Page 22.

33.   Please also revise to clarify your reference to "trends in company-owned" in   the third paragraph of this section.

Response to No. 33:   Done.   See Page 22.

34.   Please revise your disclosure to provide the basis for your statement in the first bullet point on page 23 that your current backlog and product sales indicators suggest a "50/50" split between residential and commercial customers in 2012.

Response to No. 34:   Done.   See Page 22.

35.   Please revise your disclosure in the last bullet point on page 23 to provide the basis for your statement that "leased systems in the industry are projected to account for nearly 90% of residential installations in 2011."

Response to No. 35:   Done.   See Page 22.

36.   Please revise the first sentence of page 24 to clarify the meaning of "compete in this market condition."

Response to No. 36:   Done.   See Page 22.

Results of Operations, page 27

37.   We note the revenue and expense amounts for the year ended December 31, 2011 presented here are not consistent your Statement of Operations on page 43.   Please revise and update your discussions accordingly.

Response to No. 37:   Done.   Updated March 31, 2012, financials are included in the Reg A Amendment. The numbers are now consistent.

Fiscal Year 2011 Compared to Fiscal Year 2010, page 28

38.   We note your statement that "Financial institutions and suppliers restrict the acquisition of product to their own supply" in the last sentence of the second paragraph   of this section. Please revise to clarify how this statement is applicable to financial institutions.   For example, if you are referring to financing provided by the supplier please revise accordingly.

Response to No. 38:   Done.   Sentence deleted.   See Page 24.

39.   Please explain your statement "our offering included an 8% dividend that was classified as interest expense on these financial statements."

Response to No. 39: Done. See Page 25. The financial statements and any reference to this nomenclature have been revised to read interest.

Liquidity and Capital Resources, page 28

40. Please delete the word "million" in the first sentence of page 29 unless the use of that word was intentional.

Response to No. 40: Done. Please see page 25 for revisions to Liquidity and Capital Resources.

41. We note the first sentence of the fifth paragraph on page 29. Please provide the basis or your belief that cash flows from operating activities will contribute positively towards funding your operations when such cash flows have been negative over the past two years. Furthermore, revise to clarify why you believe existing cash flows and your cash balance will be sufficient to fund "expansion commitments." Also, please revise your disclosure in the offering statement to discuss such "commitments."

Response to No. 41: Done. See Page 26.

42. We note your statement "we believe that the registration of the resale of shares on behalf of our existing security holders may facilitate the development of a public market ...." We note that your cover page and the section "The Offering" state that the company is selling the common stock. Additionally we note your statement in the section Plan of Operation on page 31 that "we are bearing all costs relating to the registration of the common stock ... at approximately $75,000. The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock." Revise your disclosure, throughout your document, to clarify that the company is selling the common stock and that there are no selling security holders, if true.

Response to No. 42: Done. See Page 26.

Statements of Cash Flows, page 30

43. Please revise the table in this section to clarify which column relates to which year.

Response to No. 43: Done. See Page 26. Table deleted.

44. We note your statement that "the infusion of capital will accelerate our growth and profitability." Provide us your basis for the statement that additional capital will accelerate your profitability. We may have further comment.

Response to No. 44: Done. See Page 26.

Business Facilities, page 32

45. Please revise this section to provide the name of the joint venture partner with which you work in New Jersey. Please also revise the offering statement, where appropriate, to describe the material terms of your relationship with this joint venture partner. Also file the agreement with the joint venture partner as an exhibit or advise us why the agreement does not need to be filed.

Response to No. 45: The joint venture was never consummated. All references théreto in the Reg "A" Amendment have been eliminated.

Description of Products, page 32

46. Provide the basis for your statement that "other states in which we open operations will grant us reciprocity for our electric and solar installer licensing nationwide."

Response to No. 46: Done. See Page 27.

Competition, page 32

47. Please revise to clearly state the principal methods of competition in the industry.

Response to No. 47: Done. See Page 28.

Competitive Advantages, page 32

48. Please revise to provide the basis for your statement that you are located in "the highest rated solar market in the USA."

Response to No. 48: Done. See Page 28.

Current Business Focus, page 33,

49. In Note 5 to your financial statements you describe your subsidiary AEFC as a fully licensed and government registered leasing and financing organization. In your offering circular, please provide additional disclosure of any material existing or probable government regulation applicable to your leasing and financing efforts.

Response to No. 49: Done

We have revised and expanded the information on the disclosure of any material existing or probable government regulation applicable to our leasing and financing efforts. Please see

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Note 5 to financial statements.

50.	Please also provide more fulsome disclosure of existing and probable government regulation of your business, including a description of government incentive programs and, to the extent known, the expiration of any such programs.

Response to No. 50:	Done

We have revised Note 5 to the financial statements to more fully describe the probable government regulation as described in our revisions pursuant to #49 above.	Please see Note 5 to the financial statements.

Employees, page 34

51.	Please revise this section to describe the number of your employees that are employed full time.

Response to No. 51	Done.	See Page 29.

Property Description, page 34

52.	We note that you do not discuss your property in New Jersey or any property in Williams, Arizona.	Please advise or revise.

Response to No. 52:	See Page 29.	No property in New Jersey.	The Williams property is owned by Wayne Marx and is not currently being used by the Company.	There are no formal leasing arrangements between Mr. Marx and the Company respecting the property. The Reg A Amendment has been revised to reflect same.

Management, page 34

53.	Please revise the description of Mr. O'Dowd's business experience by providing the dates during which he was past VP of the Southern Arizona Small Business Association and by clarifying the specific positions he held during the past five years, including the dates between which he held each position.

Response to No. 53:	Done.	See Page 30.

54.	Please revise the description of Mr. Shorey's business experience by providing the names of the companies where he has held "financial positions" in the past five years, along with the dates between which he held each	position and a more detailed description of such positions. Furthermore, please provide the name of the firm where Mr. Shorey was an auditor and please provide the approximate number of hours per week Mr. Shorey will devote to the company.

Response to No. 54: Done. See Pages 30 and 32.
Mr. Shorey is no longer an Officer or Director of ABCO. He resigned for personal reasons.

55. Please revise the description of Mr. Marx's business experience by clarifying his principal occupations and employment during the past five years, including the dates between which he had held each position. Please also clarify the capacity in which he serves fire and emergency service organizations.

Response to No. 55: Done. See Page 30.

Compliance with Section 16(a) of The Exchange Act, page 36

56. We note your statement that "the Company believes that to date, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met." We do not understand your statement. The company does not have a registered class of equity securities. Please revise as appropriate.

Response to No. 56: Done. See Page 31.

Security Ownership of Certain Beneficial Owners and Management, page 36

57. Please revise the table here to add a row showing the totals for all officers and directors as a group and the number of officers and directors in the group. Also add a row addressing the beneficial ownership held by Mr. Wayne Marx.

Response to No. 57: Done. See Page 32.

Remuneration of Directors and Officers, page 36

58. We note that Mr. O'Dowd received remuneration in his capacity as President as both an employee and consultant. Please revise to provide additional disclosure on this arrangement.

Response to No. 58: Done. See Page 32.

59. Please add a column indicating the total compensation received for each person. Also revise the "Aggregate remuneration" column to clarify that it is "Salary".

Response to No. 59: Done. See Page 32.

60. Please revise to provide additional disclosure on the consulting arrangement you have with Mr. Shorey. For example, it is unclear how you calculate the payments to be made under that arrangement.

Response to No. 60: Done. See Response to Comment 54 above.

61. We note your statement on the cover page that "the company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future." We note that Mr. O'Dowd has a salary and an oral consulting arrangement and Mr. Shorey has an oral consulting arrangement. Please revise your cover page statement or advise us as applicable.

Response to No. 61: Done. See Page 32.

62. It appears that the company is party to oral contracts that would be required to be filed as exhibits if they were written, you must provide a written description of the oral consulting contracts as exhibits to the offering statement.

Response to No. 62: Done. We believe that the disclosure in the Amendment is adequate and that no exhibit is necessary.

Interest of Management and Others in Certain Transactions, page 37

63. Please revise to clarify the meaning of the second sentence of this section. In this regard, it is unclear why you state the shares "will be" restated.   Also, it is unclear what you mean by "new shares issued to the   shareholders of ENYC for approximately 9% of the resulting shareholdings pre-acquisition."   Finally, it appears you intend to refer to "1,375,730" shares rather than "1,375.730." If true, please revise to clarify.

Response to No. 63: Done. See Page 32.

Certification of Financial Statements, page 41

64. We note you provided a management certification herein. Please tell us the purpose of such certification in the context of Form 1-A requirements, or amend to remove such certification from your offering statement.

Response to No. 64: The certification has been removed.

Financial Statements
General

65. The financial statements should be updated, as necessary, to comply with Form   1-A, Part F/S.

Response to No. 65: Done

66.   We note the share exchange agreement and merger of ABCO Energy Inc., and ENYC effective July 1, 2011. Please revise to include the required pre   merger historical financial statements of the acquired business and pro forma financial information as required by Form 1-A, Part F/S, paragraphs 3 and 4 or tell us why they are not required.

Response to No. 66:   Done.

Please see Note 3 at Page 43 for description of the share exchange agreement and the revisions for the proforma financial statements or lack thereof.   The ENYC assets are shown with the ABCO assets but ENYC had no operations.

Balance Sheet as of December 31, 2010, page 42

67.   We note that the total of the assets does not foot to $ 322,783.   Please revise.

Response to No. 67:   Done.   All financial presentation tables have been revised.

Consolidated Statement of Operations, page 43

68.   We note your disclosure in Note 9, that you have included preferred dividends in the interest expense. Please revise to present separately preferred dividends on the face of the income statement below net   (loss) or show us why your presentation is appropriate.

Response to No. 68:   Done.   This item has been reclassified as interest in descriptions of securities and on the income statements.

Consolidated Statements of Cash Flows, page 45

69.   We note you have included a subtotal within your cash flows from operating activities for net income less non-cash items.   Please remove this subtotal from   future filings as this presentation is not contemplated in FASB ASC 230.

Response to No. 69:   Done.   See Page 39.

70.   We note your disclosure in investing activities "investment in subsidiaries" of $18,991.   It appears to us that this intercompany transaction should have been eliminated in consolidation. Please revise or tell us the nature of this cash flow, the basis for your presentation and how it is appropriate.

Response to No. 70:   Done.

This was not a currently owned subsidiary .It was the cost of an acquisition of a subsidiary that failed.   All of the costs have been written off to reflect the abandonment of the effort to own this company.   Additional information is not required.

71.   We note your disclosure in non-cash investing and financing activities that you acquired inventory and intangibles by issuance of common stock in the acquisition transaction.   However, you have included the non-cash acquisition   of assets (e.g., inventory, intangibles etc.,) and the corresponding issuance of   common stock in cash flows from operating, investing and financing activities   respectively.   Please revise or advise.

Response No. 71: Done

The revised financial statement disclosure does not include this item except in the non-cash disclosure for 2011 balance sheet.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 47

72.   We note you generate revenue from sales, installation and leasing fees. Please revise to expand your revenue recognition policies followed relating to each of your revenue stream. To enhance an investor's understanding of your business, please quantify each revenue stream for each period presented.

Response to No. 72:   Done

Leasing fees are not material in this financial statement and are therefore are not disclosed separately.

73.   We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise your disclosures to clarify how each of   these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated).   If applicable, please highlight whether there are differences between major classes of   customers (e.g. sales, installation and leasing) and/or differences among   standard products versus customized orders.   In addition, disclose significant   terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Response to No. 73:   Done

The description of sales and services has been revised. Please see Note 1.

74.   We note your disclosures in the risk factor 14 on page 13 that you could be subject to unexpected warranty expense. Please revise to disclose the warranties you provide relating to your products and services, your warranty obligations and the related accounting policies.

Response to No. 74:   Done.   See Note 10 at Page 45.

Accounts Receivable, page 47

75.   We note you disclose concentrations in your accounts receivable from government agencies.   We also note that you purchase products from a limited number of suppliers.   Please revise to disclose your dependence on major customers and major vendors and provide the disclosures as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Response to No. 75:   Done.   See Page 41 and Response No. 66.   We do not disclose any concentrations of receivables from government agencies.

Note 3 – Share Exchange Agreement between ABCO Energy, Inc and Energy Conservation Technologies, Inc. (ENYC), page 49

76.   We note the exchange agreement and merger between ABCO Energy, Inc and ENYC effective July 1, 2011. Please revise to disclose (i) the legal acquirer, (ii) the accounting acquirer, (iii) assets acquired and liabilities assumed, (iv) how you accounted for the acquisition transaction (e.g.,   business combination, reverse merger, recapitalization, combination of entities under common control, etc.) and why it is appropriate, and (v) provide the disclosures as required by FASB ASC 805-10-50 as applicable.

Response to No. 76:   Done

The financial statement disclosures have been revised to cover all of the points above.   See footnote 3 and Response No. 66..

77.We note your disclosure that you issued 120,000 shares to consultants who were instrumental in the completion of the transaction and such service payments have been recorded as goodwill.   Considering the nature of the as transaction costs in accordance with FASB ASC 805-10-25-23 rather than capitalized as goodwill.   Please revise your financial statements accordingly or explain to us in detail the nature of the services provided   and the basis for capitalizing these services as goodwill and how it is appropriate.   Provide us the specific accounting literature that supports your position.

Response to No. 77:   It was properly recorded as Goodwill because the assets were less than the value of the shares.   We have revised all of the financials to allocate the cost at a lesser amount to the cost of inventory.   SFAS 141, par. 17 provides that the "acquiring company should allocate the total purchase cost of the acquired company to the assets acquired.   All identifiable assets acquired should be assigned a portion of the total cost equal to their fair values at the date of the business combination."   To avoid the ramifications of recording goodwill and its acceptance in the investment community, we have changed our allocation to increases in the value of the inventory held.

Note 5 – Alternative Energy Finance Corp, page 50

78.   Please show us how the photovoltaic systems you own that are leased are presented in your financial statements.   In your response, please ensure to include how you account for your leased assets, financing transactions and how these activities are presented in your consolidated balance sheets, statements of income and statements cash flows.   Revise your disclosures as appropriate.

Response to No. 78:   Done.   Please see the revisions to the description of AEFC in footnote 5 to the financial statements.

Index to Exhibits, page 52

79.   Please revise the index to identify the location of each exhibit under the sequential numbering system for the Form 1-A.   See Item 1(c) of Part III   of Form 1-A.

Response to No. 79:   Done.   See Page 47.

Signatures, page 53

80.   Please revise the signature page to conform to Form 1-A.   In this regard we note references to "Registrant" and "Registration Statement" among other differences.

Response to No. 80:   Done.   See Page 48.

Exhibits

81.   We note that your articles of incorporation were also amended on October 31, 2011 according to the Nevada Secretary of State's website.   Please file   such amendment as an exhibit to the offering statement.   To the extent this amendment is not the one whereby the company's name was changed to ABCO Energy, Inc., please also file the amendment by which the company's name was changed.

Response to No. 81:   Done.   See Page 47.

82.   We note that you have filed a management operating agreement ("MOM") but have not filed any bylaws for the company.   Please advise us whether   the management operating agreement is intended to function as the bylaws   of the company under Nevada law.

Response to   No. 82: The MOM is intended to function as by-laws under Nevada law.

83.   Please file the agreement you have with your joint venture partner in New Jersey as an exhibit to the offering statement or advise us of why you believe that is not required pursuant to Item 2(6) of Part III of Form 1-A.

Response to No. 83:   Not necessary because the joint venture was never consummated.

84.   Please file a legality opinion as an exhibit to the offering statement.   See Item 2(11) of Part III of Form 1-A.

Response to No. 84:   Done.   See Page 47.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON



By Brian P. Simon

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